December 3, 2009

VIA FACSIMILE AND U.S. MAIL
Mail Stop 4720

Mark L. Bibi
Secretary and General Counsel
Life Sciences Research, Inc.
P.O. Box 2360
Mettlers Road
East Millstone, NJ 08875-2360

> **Re:** **Schedule 13E-3 Filed August 11, 2009**
> **Filed by Life Sciences Research, Inc., Lion Holdings, Inc. Lion**
> **Merger Corp. LAB Holdings LLC, Andrew H. Baker, Focused**
> **Healthcare Partners, LLC**
> **File No.: 005-62457**
>
> **Life Sciences Research, Inc.**
> **Preliminary Proxy Statement Filed on Schedule 14A**
> **Filed on August 11, 2009**
> **File No.: 001-32615**

Dear Mr. Bibi:

      We have completed our review of the above listed filings and have no further comments at this time.

      Sincerely,

      Jeffrey Riedler
      Assistant Director